May 18, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LyondellBasell Industries N.V. Registration Statement on Form S-4 Filed May 17, 2012 File No. 333-181503

This letter supplements the Registration Statement on Form S-4 of LyondellBasell Industries N.V., a public company incorporated under Dutch law (“LyondellBasell” or the “Registrant”) with respect to offers to exchange (the “Exchange Offer”) up to $1,000,000,000 of the Registrant’s 6% Senior Notes due 2021 (the “Outstanding Notes”), which were originally issued on November 11, 2011, for exchange notes (the “Exchange Notes”) with terms materially identical to the Outstanding Notes (the “Exchange Notes”) but which have been registered under the Securities Act of 1933, as amended. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrant hereby confirms and represents as follows:

1. The Registrant is registering the Exchange Offer in reliance on the Staff’s position set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).

LyondellBasell Industries N.V. LyondellBasell Tower, Suite 700 1221 McKinney Street Houston, TX 77010 P.O. Box 3646 (77253-3646) USA

2. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

3. None of the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

4. The Registrant will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

5. The Registrant will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, (a) such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer and (b) such broker-dealer will confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.

If any additional supplemental information is required by the Staff, please contact Mr. Brenton A. Pharis of LyondellBasell at 713-309-7929.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.

By:	/s/ James L. Gallogly
Name	James L. Gallogly
Title:	Sole Member of the Management Board